Exhibit 12

WYNDHAM WORLDWIDE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Nine Months
	Ended September 30,
	2009	2008

Earnings available to cover fixed charges:
Income before income taxes	$375	$457
Plus: Fixed charges	200	175
Amortization of capitalized interest	10	16
Less: Capitalized interest	8	15

Earnings available to cover fixed charges	$577	$633

Fixed charges (*):
Interest, including amortization of deferred financing costs	$181	$152
Interest portion of rental expense	19	23

Total fixed charges	$200	$175

Ratio of earnings to fixed charges	2.89x	3.62x

(*)	Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor.

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